January 30, 2017

VIA EDGAR

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549

Re:	Annaly Capital Management, Inc. Form 8-K dated August 3, 2016 Filed August 3, 2016 File No. 001-13447

Dear Mr. Gordon:

On behalf of Annaly Capital Management, Inc. (the “Company” or “Annaly”) set forth below is our response to the comment of the Staff  (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated January 11, 2017, with respect to our Form 8-K (File No. 001-13447), filed on August 3, 2016.

 For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response.

FORM 8-K FILED ON AUGUST 3, 2016

Exhibit 99.1

1.
We have considered your response to comment three. We note your intent with these exclusions is to provide investors with additional detail to enhance its understanding of the underlying performance of your investment portfolio and operations. As a result, we would not object to you continuing to disclose your adjustment related to “Premium amortization adjustment cost (benefit)” separately and narratively discussing such adjustment’s impact or non-impact on continuing operations and portfolio performance. However, we believe making such adjustment from GAAP net income in arriving at a Non-GAAP financial measure represents an example of individually tailored recognition or measurement method substituting the one in GAAP that would violate Question 100.04 of the updated non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please revise in future disclosures as appropriate.

Response:  In response to the Staff’s comment and telephone conversations with the Staff, the Company’s public disclosures for the periods ended December 31, 2016 will serve as transitional disclosures to inform investors of the Company’s future discontinuation of adjusting GAAP net income to exclude the effect of the premium amortization adjustment cost (benefit) (“PAA”). Our public disclosures for the periods ended December 31, 2016, will report both core earnings including the PAA and core earnings excluding the PAA. Beginning with public disclosures for the period ending March 31, 2017, the Company will cease to adjust GAAP net income to exclude the effect of the PAA; rather we will provide a separate and narrative discussion of the PAA’s impact or non-impact on continuing operations and portfolio performance.

* * * * *

We hope that the foregoing has been responsive to the Staff’s comment.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 696-0100 or by email at gvotek@annaly.com or R. Nicholas Singh at (212) 696-0100 or by email at nsingh@annaly.com.

Sincerely,

/s/ Glenn A. Votek

Glenn A. Votek
Chief Financial Officer

cc:	R. Nicholas Singh, Annaly Capital Management, Inc.

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